HECO Exhibit 12.2 (page 1 of 2)

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Nine months ended September 30	2004	2003
(dollars in thousands)
Fixed charges
Total interest charges	$37,575	$34,055
Interest component of rentals	612	625
Pretax preferred stock dividend requirements of subsidiaries	1,112	1,094
Preferred securities distributions of trust subsidiaries	—	5,756

Total fixed charges	$39,299	$41,530

Earnings
Income before preferred stock dividends of HECO	$68,743	$57,382
Income taxes (see note below)	43,055	36,777
Fixed charges, as shown	39,299	41,530
AFUDC for borrowed funds	(2,236)	(1,385)

Earnings available for fixed charges	$148,861	$134,304

Ratio of earnings to fixed charges	3.79	3.23

Note: Income taxes is comprised of the following
Income tax expense relating to operating income from regulated activities	$43,454	$36,865
Income tax benefit relating to results from nonregulated activities	(399)	(88)

	$43,055	$36,777

HECO Exhibit 12.2 (page 2 of 2)

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

Years ended December 31	2003	2002	2001	2000	1999
(dollars in thousands)
Fixed charges
Total interest charges	$44,341	$44,232	$47,056	$49,062	$48,461
Interest component of rentals	820	663	728	696	784
Pretax preferred stock dividend requirements of subsidiaries	1,430	1,434	1,433	1,438	1,479
Preferred securities distributions of trust subsidiaries	7,675	7,675	7,675	7,675	7,665

Total fixed charges	$54,266	$54,004	$56,892	$58,871	$58,389

Earnings
Income before preferred stock dividends of HECO	$79,991	$91,285	$89,380	$88,366	$76,400
Fixed charges, as shown	54,266	54,004	56,892	58,871	58,389
Income taxes (see note below)	49,824	56,658	55,416	55,375	48,047
Allowance for borrowed funds used during construction	(1,914)	(1,855)	(2,258)	(2,922)	(2,576)

Earnings available for fixed charges	$182,167	$200,092	$199,430	$199,690	$180,260

Ratio of earnings to fixed charges	3.36	3.71	3.51	3.39	3.09

Note: Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$50,175	$56,729	$55,434	$55,213	$48,281
Income tax expense (benefit) relating to results from nonregulated activities	(351)	(71)	(18)	162	(234)

	$49,824	$56,658	$55,416	$55,375	$48,047